UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 3)*

Century Bancorp, Inc.
(Name of Issuer)

Class A Common Stock, $1.00 par value
(Title of Class of Securities)

156432106
(CUSIP Number)

Paul Magidson c/o Castine Capital Management, LLC One International Place, Suite 2401 Boston, Massachusetts 02110 (617) 310-5190
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 4, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	156432106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castine Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

199,104

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

199,104

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,104

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	156432106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paul Magidson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

199,104

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

199,104

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

199,104

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%

14.	TYPE OF REPORTING PERSON*

IN

CUSIP No.	156432106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Castine Partners II, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

105,582

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

105,582

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,582

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES*	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.0%

14.	TYPE OF REPORTING PERSON*

PN

CUSIP No.	156432106

THIS IS AMENDMENT NO. 3 TO SCHEDULE 13D ORIGINALLY FILED BY CASTINE CAPITAL MANAGEMENT, LLC AND PAUL MAGIDSON.  THIS IS AMENDMENT NO. 1 FOR CASTINE PARTNERS, II, LP.

Item 1.	Security and Issuer.

The class of equity securities to which this Amendment No. 3 to Schedule 13D (this "Schedule 13D/A") relates is the Class A Common Stock, $1.00 par value per share (the "Class A Common Stock" or "Shares"), of Century Bancorp, Inc. ("Century Bancorp" or "Issuer"). Century Bancorp is a Massachusetts corporation with its principal executive offices located at 400 Mystic Avenue, Medford, MA 02155.

Item 2.	Identity and Background.

(a)
This Schedule 13D/A is being filed by Castine Capital Management, LLC, a Delaware limited liability company ("Castine"), Paul Magidson, a citizen of the United States of America ("Magidson"), and Castine Partners II, LP, a Delaware limited partnership ("Castine Partners II").  These filers are referred to individually as a “Reporting Person” and collectively as "Reporting Persons".

	(b)	The business office of each Reporting Person is c/o Castine Capital Management, LLC, One International Place, Suite 2401, Boston, Massachusetts 02110.

(c)
Magidson is the managing member of Castine, which serves as the investment manager of Castine Partners II and two other private investment funds (collectively with Castine Partners II, the "Castine Funds") that each own the Shares of Century Bancorp.

	(d)	None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years, and no Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Castine is a Delaware limited liability company; Magidson is a citizen of the United States of America; and Castine Partners II is a Delaware limited partnership.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares came from the working capital of the Castine Funds.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of the Reporting Persons' business or investment activities, as the case may be.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to improve shareholder value including, but not limited to, its plans with respect to financial matters and avoiding the dilution of shareholder value.  In an effort to protect their investment, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)
As of February 28, 2013, 3,569,679 shares of Century Bancorp's Class A Common Stock were outstanding (as disclosed in Century Bancorp's Annual Report on Form 10-K for the fiscal year ended December 31, 2012). The aggregate number and percentage of Class A Common Stock held by each Reporting Person is disclosed in Items 11 and 13 of such Reporting Person’s cover page to this Schedule 13D/A.

(b)
The number of shares of Class A Common Stock as to which each Reporting Person has (i) sole or shared power to vote or to direct the vote and (ii) sole or shared power to dispose or to direct the disposition is disclosed in Items 7, 8, 9, and 10 of such Reporting Person’s cover page to this Schedule 13D/A.

(c)
The trading dates, number of Shares purchased and sold and price per Share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

(e)	As of March 4, 2013, Castine Partners II no longer owns more than 5% of Century Bancorp's total Class A Common Stock outstanding.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.
Exhibit B: Transactions in the Shares by the Reporting Persons during the prior 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 14, 2013
(Date)

Castine Capital Management, LLC*

By:	/s/ Paul Magidson
Name: Paul Magidson
Title: Managing Member

Paul Magidson*

By:	/s/ Paul Magidson
Name: Paul Magidson

Castine Partners II, LP*

By:	/s/ Paul Magidson
Name: Paul Magidson
Title: Paul Magidson, Managing Member of Castine Management GP, LLC, its general partner

*	The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Class A Common Stock, $1.00 par value per share, of Century Bancorp, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Executed this 14th day of March, 2013.

CASTINE CAPITAL MANAGEMENT, LLC*

By:  /s/ Paul Magidson
Name:  Paul Magidson
Title:  Managing Member

PAUL MAGIDSON*

By:  /s/ Paul Magidson
Name:  Paul Magidson

Castine Partners II, LP*

By:  /s/ Paul Magidson
Name:  Paul Magidson
Title:  Paul Magidson, Managing Member of Castine Management GP, LLC, its general partner

*    The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit B

TRANSACTIONS IN THE SHARES

Transactions by Castine Partners II, LP
Date of Transaction	Number of Shares Purchased/(Sold)	Price of Shares
2/20/2013	(2,524)	$34.39
2/21/2013	(1,826)	33.50
2/22/2013	(1,069)	33.07
2/26/2013	(424)	32.63
2/27/2013	(8,263)	33.08
2/28/2013	(608)	33.00
3/1/2013	(1,300)	33.20
3/4/2013	(6,472)	33.86
3/5/2013	(12,036)	34.28
3/6/2013	(1,247)	34.04
3/7/2013	(3,987)	34.48
3/8/2013	(1,340)	34.52
3/11/2013	(7,272)	34.44
3/12/2013	(1,041)	34.08
3/13/2013	(6,757)	34.00

SK 21745 0001 1366051